UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 26, 2010.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2011

Highlights

•	Golar LNG reports consolidated operating income of $21.3 million for the second quarter of 2011 and a net loss of $0.6 million after interest rate swap valuation losses of $5.7 million
•	Golar LNG increases its cash dividend to $0.275 cents per share
•	Golar's total order book increased to 8 LNG carriers and 1 newbuild FSRU
•	Significant improvement in TCE rates for the quarter due to all modern vessels on charter
•	Golar reports weak results from trading operation and will reduce this activity
•	Spot and short-term LNG shipping market continue to improve
•	Successful acquisition of 100% of Golar LNG Energy Limited shares through transactions involving raising $352 million in new Golar LNG equity

Financial Review

Golar LNG Limited ("Golar" or the "Company") reports consolidated net loss of $0.6 million and consolidated operating income of $21.3 million for the three months ended June 30, 2011 (the "second quarter").

Revenues in the second quarter were $74.0 million as compared to $67.5 million for the first quarter of 2011 (the "first quarter"). The improvement reflects the fact that the Company's four modern vessels were all fully employed during the quarter at improved rates, partly offset by the effect of Golar Maria being in drydock. These vessels will now continue under their current charters through the balance of 2011 until the charters cease during 2012. Vessel utilization for the second quarter increased to 97% as compared to 91% for the first quarter. Average daily time charter equivalent rates ("TCEs") for the second quarter increased to $91,666 from $80,694 in the first quarter as a result of improved utilisation.

Voyage expenses decreased during the second quarter to $0.8 million as compared to $3.8 million in the first quarter. Vessel operating expenses were however higher at $16.2 million for the second quarter compared to $14.0 million for the first quarter, mainly due to the reactivation costs incurred for the Gimi prior to the vessel entering the charter market. Operating costs have also increased though as a function of the US dollar weakening against the Euro and thereby increasing the cost of crew remunerated in Euro's.

The total loss for Golar Commodities in the second quarter amounts to $11.7 million, of which $2.5 million is included in administrative expenses, $0.5 million in financial expenses and $0.1 million in depreciation. The remaining $8.7 million represents trading losses, inclusive of unrealised mark-to-market valuation losses, as at the end of the quarter. All trades entered into to date have now been delivered and a gain of approximately $5.0 million is expected to be recognised so far in the third quarter.

Net interest expense for the second quarter at $6.7 million is slightly down from $6.9 million in the first quarter due to a slight reduction in LIBOR.

Other financial items have increased to a loss of $9.0 million for the second quarter from a small loss in the first quarter. The increase is largely a result of increased losses on the mark-to-market valuation of interest rate swaps of $5.7 million due to the reduction in longer term interest rates. The Company will however, due to its floating interest rate exposure show improved long term results as a function of the lower interest.

The Company reports operating revenues of $141.4 million, operating income of $41.8 million and a net income of $16.4 million for the six months ended June 30, 2011. This compares to operating revenues of $109.0 million, operating income of $23.7 million and a net loss of $8.5 million for the six months ended June 30, 2010.

Financing, corporate and other matters

Dividends
The Board has decided to increase the quarterly dividend to $0.275 per share. The increase is a reflection of the solid improvement in the LNG shipping market over the last nine months. The Board has also taken account of the Company's large capital spend obligations when evaluating this increase in dividend. The record date for the dividend is September 13, 2011, ex-dividend date is September 9, 2011 and the dividend will be paid on or about September 27, 2011.

Acquisition of Golar LNG Energy ("Golar Energy")
As previously announced, the company increased its ownership of Golar Energy during the quarter from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792, were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company's share capital by 11,603,253. The new Golar LNG shares were effectively issued for $30.30 per share and the total amount of new equity was correspondingly $352 million. The remaining Golar Energy shares were acquired at a price of approximately $5 per share.

Golar LNG Partners LP ("Golar Partners")
As previously announced, in April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company's ownership of Golar Partners was reduced to approximately 65%. Golar Partners owns and operates a fleet of two LNG carriers and two FSRUs each under long-term charters. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million. As part of the transaction the Company has agreed to offer to Golar Partners the right to acquire all its LNG carrier and FSRU assets that in the future obtain contracts of greater than 5 years. The Company expects to sell Golar Freeze and Khannur (both FSRU's with long-term contracts) to Golar Partners during 2011 and 2012 respectively as well as others assets as new long-term contracts are secured. Golar LNG owns as of August 17, 2011 26,074,577 Golar LNG Partners units which is unchanged from the initial public offering. The value of these shares as of August 16, 2011 was $674 million.

Newbuilding
As previously announced, the Company has entered into firm contracts to build six 160,000 m3 LNG carriers with Samsung Heavy Industries Co Ltd. Four vessels are to be delivered in 2013 and two in early 2014. The Company is also announcing that it has now added to its newbuilding programme with orders for two further LNG 160,000 m3 carriers and a 170,000 m3 FSRU, withal from Samsung. The LNG carriers will be delivered in 2014 and the FSRU in September of 2013. Proceeds from the Golar LNG Partners IPO and expected sale of Golar Freeze and Khannur to that entity will go towards financing the Company's newbuilding programme. The vessels contracting prices are seen as favourable in the current market. The total cost of all nine newbuildings amounts to approximately $1.8 billion. In line with the Company's other recently ordered vessels, these newbuilding contracts have been acquired from a Company affiliated to Golar's main shareholder, World Shipholding, based on the original contract price.

Financing
The payments of the newbuilding program are significantly back ended. The Board anticipates that a combination of new long-term charters and long-term debt financing combined with likely drop downs to Golar LNG Partners will minimise the need for new equity for the newbuilding programme. The increase of dividend illustrates the Boards confidence in the Company's ability to finance its existing commitments.

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding. This facility is now fully drawn and is scheduled to be repaid within the next 18 months.

Shares and options
In line with the share swap noted above, 897,360 Golar LNG options were issued in the quarter. One Golar LNG option was issued for 6.06 Golar Energy option held by directors and employees at a strike price calculated to give the same intrinsic value to holders. Also during the quarter a total of 145,778 Golar LNG options were exercised. In connection with this, the Company issued 145,778 new shares. The total number of remaining Golar LNG options is 1,151,582. The total number of shares outstanding in Golar excluding options is 79,947,731.

Gimi
The Gimi, which was previously in lay-up, commenced its re-activation in June and is expected to become available for chartering towards the end of August. The vessel is going through an extensive refitting programme and is expected to be available for chartering by the beginning of September. The expenditure on the vessel has increased to $20 million. Part of this increase is related to increasing the longevity of the vessel and its ability to perform under long-term charters. The Company is currently in specific discussions with regard to both short and long-term employment for the vessel and is hopeful that a conclusion can be reached shortly.

The Board has observed a modest increase in operating and administrative expenses. Part of this has been linked to the set up of Golar Commodities and Golar Partners. The Board has implemented action to closely monitor and seek to reverse this trend and is hopeful that such action will show improvements already in the second half of the year.

Shipping

During the quarter, there has remained strong demand for available modern LNG carriers. Charterers continue to secure forward available tonnage both well in advance of the commencement of their actual need (1-2 years) and for longer durations than the market had witnessed previously (5-10 years). Structural need for shipping continues to outstrip supply of tonnage, either forcing prospective Charterers to adjust their requirements, or leave many potential chartering opportunities uncovered. Small windows of availability will continue to exist in the form of backhaul and short intra-regional voyages; however, the market is expected to remain structurally tight for the foreseeable future.

Throughout the quarter, charter rates remained strong, pushing beyond $90,000 per day, on a round trip basis, for modern steam vessels tonnage. The anticipated structural tightness during 2012-2014 is expected to allow Owners to continue to demand improved freight economics.

The worldwide LNG fleet currently stands at 359 vessels including FSRUs with a further 61 on order; 39 vessels have been ordered since January 1, 2011. There is today very limited shipyard capacity available before the last quarter of 2014 and diminishing availability for 2015.

In the period 2014 to 2015, substantial new LNG supply is anticipated from Australia and the Middle East, which will require significant and as yet unsecured additional shipping capacity. Additional shipping capacity will also be needed to support the development of new liquefaction capacity, as well as the growing short term / spot LNG trading business (which accounts for, on average, between 18-22% of the overall LNG trade). The development of potential U.S. LNG export capacity will further increase the demand for tonnage.

Golar currently has four existing modern vessels and eight newbuildings available for employment over the next three years. With fundamental evidence of a structural deficit in the supply of LNG carriers in this same time period, the Board believes that the Company is advantageously positioned to lock in solid long term returns. The Company has already entered into specific discussions with regards to chartering its open tonnage and expects that a large part of this open position will be covered with charters by year end.

Additional demand for tonnage is to a large extent being driven by the large arbitrage opportunities in the existing market. These arbitrages support longer voyages and therefore increased shipping requirement. Golar's vessels will be delivered with historically low boil off rates and will have in all material respects have superior operating performance relative to the existing fleet.

Regasification

Work is continuing on schedule on the Company's FSRU project in West Java, Indonesia. The vessel Khannur is undergoing conversion operations in the Jurong yard in Singapore and the construction of the mooring facility for the vessel is also underway. The conversion project is progressing in accordance with the cost and time budget and the Company expects the terminal to be operational during the first quarter of 2012.

Market interest for the Company to provide floating regasification solutions remains strong. Golar is involved in four bidding/offer processes and expects another three processes to commence in the near term. Although the process is not completely finalised, we do not anticipate to be successful in the tender for the third FSRU in Brazil due to a lower bid. The Board is obviously disappointed but is hopeful that its decision to build a modern 170,000 m3 FSRU on a speculative basis will give the Company a competitive timing advantage in future tender processes. The Board is currently considering an option to convert one of the existing 160,000 m3 LNG carrier newbuildings into a further FSRU.

Golar Commodities

The Board is clearly disappointed with the performance of Golar Commodities since its start up. Part of the reason for the under-performance is linked to the dramatic change in trading which has occurred as a function of the tightening shipping market. Golar has further not been successful in integrating the Golar commodity team based in Tulsa fully into the Golar organisation.

The Board will, as a result of the lack of performance and the strengthening of the shipping market, reduce the trading activities until market opportunities open up again.

LNG Market

Incremental LNG supplies remained available in the market but were limited primarily to West African and Middle East supply sources.

Japan's appetite for incremental supply remained strong throughout the quarter as a result of the shutdown in nuclear production capacity. Supplied largely through divertible volumes from Qatar, Japanese longer term demand for supplies were largely addressed through a series of agreements with producers.

South American markets were very active with considerable supply moving into both Argentina and Brazil on the back of high season peak demand loads. Re-export opportunities out of the United States and Europe remained modest with only 14 cargoes exported thus far in 2011.

New projects slated to come on line in the coming quarters have been delayed. Woodside announced a further delay in the start up of their Pluto Project Train 1 to end first quarter 2012 while the developing project in Angola, slated to come on line in February 2012, has indicated a delay into the 2nd quarter and possibly later. This new production together with debottlenecking projects and the ramp up of the significant number of new projects that have recently started up could add up to 47 million tonnes of LNG (or approximately 21% of total current production) to the market by the end of 2012. The fleet will in the same timeframe is expected to increase with only 10 ships or 3% of the existing fleet.

Outlook

The focus of the Company in the near term will be to leverage its open LNG carrier and FSRU positions into high value long-term contracted employment. On the back of natural gas and LNG taking an ever prominent role in the evolving global energy industry, market fundamentals are very supportive of the ability to lock in long term relationships with LNG players in need of reliable LNG carrier capacity to support their growing trade requirements.

With the addition of a newbuild FSRU vessel, the Company has increased its commitment to this market space where Golar is already a leader. Successful operational track records on our three existing FSRU's and a positive outlook for delivery of the next vessel in Indonesia creates a solid platform in a fast expanding industry. The outlook for the Company's FSRU business remains strong and we believe that next committed project will be realized prior to the end of 2011 or early 2012.

The Company will, as stated above, reduce its LNG trading activity until markets change or a more successful trading model has been established.

Operating income in the third quarter is expected to increase as a function of already realised gains from commodity trades. The results from vessel operations in the second half of the year should be positively impacted by the addition of Gimi. Results for 2012 are likely to improve as a function of the four existing modern vessels timecharters that come up for re-contracting in 2012. The commencement of the Khannur Charter in the first quarter of 2012 is likely to increase operating income, before depreciation and amortisation, by in excess of $40 million per annum.

The Board is pleased with the large investments the Company has been able to execute in the recent months. The development in the market shows a strong trend which is likely to continue for at least the next few years. With its shipping exposure and the organisational and corporate set up Golar is well positioned to convert this opportunity into long term value for shareholders.

Shareholders should expect strong growth in operating income over the next four quarters.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following:

inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU's; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRUconversions; failure of shipyards to comply with delivery schedules on a timely basis andother factors listed from time to time in registration statements and reports that we havefiled with or furnished to the Securities and Exchange Commission, including ourRegistration Statement on Form 20-F and subsequent announcements and reports.Nothing contained in this press release shall constitute an offer of any securities for sale.

August 17, 2011
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

INCOME STATEMENT	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan-Dec
	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	73,968	141,455	55,668	109,003	244,045

Vessel operating expenses	16,224	30,224	12,089	25,134	52,910
Voyage and charterhire expenses	819	4,663	10,002	20,594	32,311
Administrative expenses	9,364	17,621	4,380	7,625	22,832
Depreciation and amortization	17,570	34,925	16,158	31,961	65,076
Impairment of long-term assets	-	-	-	-	4,500
Total operating expenses	43,977	87,433	42,629	85,314	177,629

Other operating gains and losses	(8,681)	(12,267)	-	-	(6,230)

Operating income	21,310	41,755	13,039	23,689	60,186

Gain on sale of available-for-sale-securities	-	541	658	1,420	4,196

Financial income (expenses)
Interest income	324	764	983	2,414	4,290
Interest expense	(6,991)	(14,299)	(8,203)	(16,037)	(32,654)
Other financial items	(8,988)	(9,024)	(11,247)	(19,463)	(38,597)
Net financial expenses	(15,655)	(22,559)	(18,467)	(33,086)	(66,961)

Income (loss) before taxes, equity in net earnings of associates and non-controlling interests	5,655	19,737	(4,770)	(7,977)	(2,579)
Taxes	1,189	1,612	(449)	(900)	(1,427)
Equity in net earnings of investees	(540)	(1,229)	(323)	(724)	(1,435)
Net income (loss)	6,304	20,120	(5,542)	(9,601)	(5,441)
Net (income) loss attributable to non-controlling interests	(6,925)	(4,393)	(168)	1,139	5,825
Net (loss) income attributable to Golar LNG Ltd	(621)	15,727	(5,710)	(8,462)	384

Basic & diluted earnings / (loss) per share ($)	$0.00	$0.20	$(0.08)	$(0.13)	$0.01

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan - Dec
	unaudited	unaudited	unaudited	unaudited	audited

Net income (loss)	6,304	20,120	(5,542)	(9,601)	(5,441)

Other comprehensive (loss) income:
Losses associated with pensions	–	–	–	–	(95)
Unrealized losses on marketable securities	–	–	(2,438)	(9,955)	(9,942)
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	(2,858)	400	(6,729)	(10,157)	(8,578)

Other comprehensive (loss) income	(2,858)	400	(9,167)	(20,112)	(18,615)

Comprehensive (loss) income	3,446	20,520	(14,709)	(29,713)	(24,056)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(3,258)	15,887	(12,694)	(24,760)	(14,108)
Non-controlling interest	6,704	4,813	(2,015)	(4,953)	(9,948)

	3,446	20,520	(14,709)	(29,713)	(24,056)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET
(in thousands of $)	2011	2010	2010
	Jun-30	Jun-30	Dec-31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	148,897	135,360	164,717
Restricted cash and short-term investments	34,291	43,162	21,815
Inventory	44,037	6,378	5,664
Other current assets	38,370	11,436	11,914
Amounts due from related parties	174	518	222
Long-term
Restricted cash	191,861	530,451	186,041
Equity in net assets of non-consolidated investees	19,270	20,648	20,276
Vessels and equipment, net	1,649,656	1,635,178	1,618,803
Newbuildings	117,322	-	-
Other long-term assets	33,639	42,865	48,320

Total assets	2,277,517	2,425,996	2,077,772

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Short-term debt	23,600	-	-
Current portion of long-term debt	63,019	101,893	105,629
Current portion of capital lease obligations	5,949	19,317	5,766
Other current liabilities	202,805	132,932	135,323
Amounts due to related parties	305	431	438
Long-term
Long-term debt	694,722	732,750	691,549
Long-term capital lease obligations	410,951	748,188	406,109
Other long-term liabilities	113,107	74,827	133,636
Equity
Non-controlling interest	168,610	156,061	188,734
Stockholders’ equity	594,449	459,597	410,588

Total liabilities and stockholders’ equity	2,277,517	2,425,996	2,077,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS
(in thousands of $)	2011	2011	2010	2010	2010
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan-Dec
	unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net income (loss)	6,304	20,120	(5,542)	(9,601)	(5,441)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	17,570	34,925	16,158	31,961	65,076
Amortization of deferred tax benefits on intragroup transfer	(1,814)	(3,059)	-	-	-

Amortization of deferred charges	365	758	666	990	1,494
Loss on termination of financing arrangements	-	-	-	-	7,777
Undistributed net earnings of non-consolidated investee	540	1,229	323	724	1,435
Drydocking expenditure	(6,934)	(9,657)	(6,531)	(7,326)	(7,369)
Stock-based compensation	251	666	441	893	1,869
Gain on available-for-sale-securities	-	(541)	(658)	(1,420)	(4,196)
Change in market value of derivatives	(2,416)	(10,712)	-	-	-
Trade accounts receivable	(28,214)	(26,988)	1,355	830	(2,010)
Inventories	(10,113)	(38,347)	2,012	452	1,166
Prepaid expenses, accrued income and other assets	9,548	(2,876)	727	(4,686)	(17,629)
Amount due from/to related companies	(268)	(85)	72	410	713
Trade accounts payable	10,912	40,837	(11,546)	(16,063)	(7,221)
Accrued expenses	9,253	22,133	(1,079)	(1,824)	409
Interest element included in capital lease obligations	165	376	212	487	762
Unrealised foreign exchange loss/(gain)	268	5,357	(1,731)	(9,648)	(5,180)
Impairment of long-term assets	-	-	-	-	4,500
Change in operating assets and liabilities/other liabilities	(3,662)	(8,081)	9,012	18,601	15,555

Net cash provided by operating activities	1,755	26,055	3,891	4,780	51,710

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS (continued)	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan-Dec
	unaudited	unaudited	unaudited	unaudited	audited

INVESTING ACTIVITIES
Additions to vessels and equipment	(26,341)	(41,230)	(9,544)	(27,344)	(33,927)
Additions to newbuildings	(117,322)	(117,322)	-	-	-
Additions to unlisted investments	(92)	(222)	-	-	(469)
Net proceeds from sale of non-controlling investee	-	-	1,398	2,713	2,713
Proceeds from disposal of marketable securities	-	901	-	-	4,998
Restricted cash and short-term investments	(7,901)	(14,215)	5,269	1,754	391,421
Net cash used in investing activities	(151,656)	(172,088)	(2,877)	(22,877)	364,736

FINANCING ACTIVITIES
Proceeds from short-term debt	23,600	23,600	-	-	-
Proceeds from long-term debt	35,120	35,123	125,000	125,000	125,000
Repayments of long-term capital lease obligation	(1,625)	(3,039)	(5,540)	(7,425)	(354,881)
Repayments of long-term debt	(51,277)	(74,558)	(59,058)	(72,583)	(110,037)
Cash dividends paid	(19,890)	(40,314)	(8,176)	(13,190)	(45,761)
Acquisition of non-controlling interest	(107,775)	(107,775)	-	-	(15,741)
Non-controlling interest dividend	-	(1,000)	-	(520)	(3,120)
Proceeds from exercise of options (including disposal of treasury shares)	4,159	10,381	-	-	2,985
Net proceeds from the disposal of equity in subsidiary	287,795	287,795	-	-	-
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	-	-	(56)	5,549
Proceeds from issuance of equity	-	-	-	-	3,304
Payments arising from exercise of warrants	-	-	-	-	18,742
Net cash provided by (used in) financing activities	170,107	130,213	52,226	31,226	(373,960)

Net increase/(decrease) in cash and cash equivalents	20,206	(15,820)	53,240	13,129	42,486
Cash and cash equivalents at beginning of period	128,691	164,717	82,120	122,231	122,231
Cash and cash equivalents at end of period	148,897	148,897	135,360	135,360	164,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensi - veloss	Accumulated Retained Earnings	Total before Non-Controlling Interest	Non- Controlling Interest	Total Stockholders Equity

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322

Net income	-	-	-	-	-	15,727	15,727	4,393	20,120
Cash dividends	-	-	-	-	-	(40,315)	(40,315)	-	(40,315)
Grant of share options	-	-	666	-	-	-	666	-	666
Non-controlling interest dividend	-	-	-	-	-	-	-	(1,000)	(1,000)
Disposal of treasury shares	-	2,280	-	-	-	-	2,280	-	2,280
Incorporation costs write back	-	-	40	-	-	-	40	-	40
Exercise of share options	537	-	7,471	-	-	(2,641)	5,367	669	6,036
Acquisition of shares in non-controlling interest¹	11,603	-	4,113	-	1,378	-	17,094	(129,380)	(112,286)
Creation of non-controlling interest²	-	-	183,022	-	-	-	183,022	104,773	287,795
Other comprehensive (loss) income	-	-	-	-	(20)	-	(20)	421	401

Balance at June 30, 2011	79,948	-	295,597	200,000	(31,953)	50,857	594,449	168,610	763,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

Footnote:

1.	In connection with the acquisition of the Golar Energy shares the company increased its ownership of Golar Energy during the quarter from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company’s share capital by 11,603,253 and share premium by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share. The remaining Golar Energy shares were acquired at a price of approximately $5 per share. As a result of this non-controlling interest of $129.4 million was eliminated and the difference between the NCI and consideration paid was recognised as a reduction in APIC of $335.9 million.

2.	In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP (Golar Partners), which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company’s ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million (net proceeds of $287.8 million).

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of June 30, 2011, World Shipholding owned 46.05% (December 31, 2010: 45.75%) of Golar.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated interim financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements for the year December 31, 2010.

As explained in further detail in the Company’s 2010 annual financial statements, certain amounts reported in prior periods have been reclassified to be consistent with the current quarters and years presentation. In the opinion of management these condensed consolidated interim financials include all adjustments, of a normal recurring nature, necessary for a fair statement.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2010.

3.	SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•	LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading

Prior to the creation of the LNG trading business in September 2010, the Company had not presented segmental information as it considered it operated in one reportable segment, the LNG vessel market. The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Three months ended June 30, 2011				Six months ended June 30, 2011
	Vessel operations	LNG Trading		Total	Vessel operations	LNG Trading		Total
Revenue from external customers	73,968	-		73,968	141,455	-		141,455

Vessel and voyage operating expenses	(17,043)	-		(17,043)	(34,887)	-		(34,887)
Administrative expenses	(6,819)	(2,545)		(9,364)	(12,500)	(5,121)		(17,621)
Depreciation and amortization	(17,449)	(121)		(17,570)	(34,697)	(228)		(34,925)

Other operating gains and losses	-	(8,681)		(8,681)	-	(12,267)		(12,267)

Operating income (loss)	32,657	(11,347)		21,310	59,371	(17,616)		41,755

Gain on sale of available-for-sale securities	-	-		-	541	-		541

Net financial expenses	(15,303)	(352)		(15,655)	(22,201)	(358)		(22,559)
Income taxes	1,189	-		1,189	1,612	-		1,612
Equity in net losses of investees	(540)	-		(540)	(1,229)	-		(1,229)

Net income (loss)	18,003	(11,699)		6,304	38,094	(17,974)		20,120
Non-controlling interests	(6,925)	-		(6,925)	(4,393)	-		(4,393)
Net income attributable to Golar LNG Ltd	11,078	(11,699)		(621)	33,701	(17,974)		15,727

Total assets	2,139,952	87,565	¹	2,227,517	2,139,952	87,565	¹	2,227,517

¹	LNG trading segment total assets include inventory of $36.0 million (December 2010: $nil) and a $32.3 million (December 2010: $nil) receivable which is shown in other current assets on the face of the balance sheet.

Revenues from external customers

The vast majority of the Company’s Vessel Operations under time charters and in particular with three charterers, Petrobras, Dubai Supply Authority and Pertamina. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Pertamina is the state-owned oil and gas company of Indonesia. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company’s performance either according to customer or geographical region.

For the three and six months period ended June 30, 2011 and 2010, revenues from the following customers accounted for over 10% of the Company’s consolidated revenues:

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

(in thousands of $)	Three months ended June 30, 2011		Three months ended June 30, 2010		Six months ended June 30, 2011		Six months ended June 30, 2010
Petrobras	23,611	32%	22,457	40%	46,010	33%	44,997	41%
DUSUP	11,364	15%	6,246	17%	23,144	16%	-	-
Pertamina	9,704	13%	9,326	11%	18,896	13%	18,415	17%
BG Group Plc	6,203	8%	5,829	10%	12,411	9%	12,423	11%

4.	DEBT

As of June 30, 2011 and December 31, 2010, the Company had total debt outstanding of $781.3 million and $797.2 million, respectively.

The Company’s capital lease obligations as at June 30, 2011, and December 31, 2010, were $416.9 million and $411.9 million, respectively.

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding. See note 6 for details.

In April 2011, the Company drew down an initial amount of $3.6 million with BNP Paribas and further $20.0 million in May 2011. The facility bears fixed rate of interest of 1.76% and 1.77% respectively. The entire loan was repaid in July 2011.

5.	FINANCIAL INSTRUMENTS

Fair values
The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Company’s financial instruments at June 30, 2011 and December 31, 2010 are as follows:

		June 30, 2011		December 31, 2010
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	148,897	148,987	164,717	164,717
Restricted cash and short-term investments	Level 1	226,152	226,152	207,856	207,856
Long-term unlisted investments (1)		7,347	N/a	7,347	N/a
Long-term debt – fixed (1)		-	-	10,000	10,000
Long-term debt – floating (1)		757,741	757,741	787,078	787,078
Short-term debt (1)		23,600	23,600	-	-
Obligations under capital leases (1)		416,900	416,900	411,875	411,875

Derivatives:
Commodity contracts asset (2)	Level 2	-	-	111	111
Commodity contracts liability (2)	Level 3	514	514	-	-
Interest rate swaps liability (2)	Level 2	51,686	51,686	50,051	50,051
Foreign currency swaps liability (2)	Level 2	20,681	20,681	26,205	26,205

Golar LNG Limited Notes to Condensed Consolidated Interim Financial Statements (continued)

5.	FINANCIAL INSTRUMENTS (continued)
	(1)	The fair value hierarchy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
	(2)	Derivative liability is captured within other current liabilities and derivative asset is captured within lon-term assets on the balance sheet.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

As at June 30, 2011, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable. Accordingly, the Company did not estimate the fair value of this investment as at June 30, 2011.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair value for short-term debt is considered to be equal to the carrying value.

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses. Trading losses of $8.7 million and $12.3 million were recognized in the three and six month period ended June 30, 2011, respectively.

6.	RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	At Jun 30, 2011	At Dec 31, 2010

Frontline	(216)	(278)
Ship Finance	85	124
Seatankers	-	(62)
	(131)	(216)

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears.

Faraway Maritime Shipping Company, which is 60% owned by the Company and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $nil and $2.5 million during the three and six month period ended June 30, 2011, respectively and $nil and $1.3 million for the three and six months period ended June 30, 2010, respectively.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

6.	RELATED PARTY TRANSACTIONS (continued)

Receivables (payables) from related parties (continued):

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. World Shipholding Limited is a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. The Company drew down an initial amount of $35 million in April 2011. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then.

In connection with the acquisition of the shares in its subsidiary, Golar Energy the Company increased its ownership of Golar Energy during the quarter from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company’s share capital by 11,603,253 and share premium by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share. The remaining Golar Energy shares were acquired at a price of $5 per share. As a result of this the non-controlling interest ("NCI") of $129.3 million was eliminated and the difference between the NCI and the consideration paid was recognized as a reduction in additional paid in capital of $335.9 million.

In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP ("Golar Partners"), which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company’s ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million.

7.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	At Jun 30,	At Dec 31,
	2011	2010
Book value of vessels secured against long-term loans and capital leases	1,647,584	1,616,790

8.	SUBSEQUENT EVENTS

In connection with the Company’s increased ownership of Golar Energy during the quarter, a compulsory offer was made to acquire the remaining 0.4% of the outstanding share of Golar Energy, resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011.

As mentioned earlier, in April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding. The Company drew down an initial amount of $35 million in April 2011 and a further $45 million in July 2011. The facility is now fully utilized and secured.

In line with the Company’s target dividend level and in conjunction with the Board’s continuing review of its capital spend obligations, a cash dividend of $0.275 per share in respect of the second quarter of 2011 has been proposed. The record date for the dividend is September 13, 2011, ex-dividend date is September 9, 2011 and the dividend will be paid on or about September 28, 2011.

Golar Partners which is 65% owned by the Company and 35% owned by non-controlling interests made a cash distribution totalling $13.3 million paid on August 12, 2011.

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated interim financial statements for the period January 1 to June 30, 2011 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first nine months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 23, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer